HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31, 2023 and 2022

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2023	2022
Revenues
Distribution (includes $87 related party revenues; 2022 - $72) (Note 23)	1,509	1,517
Transmission (includes $553 related party revenues; 2022 - $516) (Note 23)	556	520
	2,065	2,037

Costs
Purchased power (includes $791 related party costs; 2022 - $785) (Note 23)	1,010	1,014
Operation, maintenance and administration (Note 23)	319	280
Depreciation, amortization and asset removal costs (Note 4)	249	235
	1,578	1,529

Income before financing charges and income tax expense	487	508
Financing charges (Note 5)	134	114

Income before income tax expense	353	394
Income tax expense (Note 6)	66	80
Net income	287	314

Other comprehensive (loss) income (Note 7)	(4)	7
Comprehensive income	283	321

Net income attributable to:
Noncontrolling interest	2	2
Common shareholder	285	312
	287	314

Comprehensive income attributable to:
Noncontrolling interest	2	2
Common shareholder	281	319
	283	321

Earnings per common share (Note 21)
Basic	$2,004	$2,193
Diluted	$2,004	$2,193
See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At March 31, 2023 and December 31, 2022

As at (millions of Canadian dollars)	March 31, 2023	December 31, 2022
Assets
Current assets:
Cash and cash equivalents	—	458
Accounts receivable (Note 8)	799	765
Due from related parties	469	453
Other current assets (Note 9)	227	276
	1,495	1,952

Property, plant and equipment (Note 10)	25,280	24,970
Other long-term assets:
Regulatory assets (Note 12)	3,072	2,964
Deferred income tax assets	5	4
Intangible assets (Note 11 )	610	605
Goodwill	373	373
Other assets (Note 13)	465	422
	4,525	4,368
Total assets	31,300	31,290

Liabilities
Current liabilities:
Bank indebtedness	30	—
Short-term notes payable (Note 16)	806	1,374
Long-term debt payable within one year (Notes 16, 17)	132	733
Accounts payable and other current liabilities (Note 14)	1,157	1,250
Due to related parties	183	251
	2,308	3,608

Long-term liabilities:
Long-term debt (Notes 16, 17)	13,652	12,606
Regulatory liabilities (Note 12)	1,182	1,123
Deferred income tax liabilities	805	713
Other long-term liabilities (Note 15)	1,557	1,558
	17,196	16,000
Total liabilities	19,504	19,608

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	19	20

Equity
Common shares (Note 19)	2,957	2,957
Retained earnings	8,754	8,634
Accumulated other comprehensive income	1	5
Hydro One shareholder’s equity	11,712	11,596

Noncontrolling interest	65	66
Total equity	11,777	11,662
	31,300	31,290

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended March 31, 2023 and 2022

Three months ended March 31, 2023 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Income	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2023	2,957	8,634	5	11,596	66	11,662
Net income	—	285	—	285	1	286
Other comprehensive loss (Note 7)	—	—	(4)	(4)	—	(4)
Distributions to noncontrolling interest	—	—	—	—	(2)	(2)
Dividends on common shares (Note 20)	—	(165)	—	(165)	—	(165)
March 31, 2023	2,957	8,754	1	11,712	65	11,777

Three months ended March 31, 2022 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2022	2,957	8,229	(14)	11,172	68	11,240
Net income	—	312	—	312	2	314
Other comprehensive income (Note 7)	—	—	7	7	—	7
Distributions to noncontrolling interest	—	—	—	—	(4)	(4)
Dividends on common shares (Note 20)	—	(157)	—	(157)	—	(157)
March 31, 2022	2,957	8,384	(7)	11,334	66	11,400

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31, 2023 and 2022

Three months ended March 31 (millions of Canadian dollars)	2023	2022
Operating activities
Net income	287	314
Environmental expenditures	(14)	(8)
Adjustments for non-cash items:
Depreciation and amortization (Note 4)	218	209
Regulatory assets and liabilities	(47)	29
Deferred income tax expense	55	73
Other	2	16
Changes in non-cash balances related to operations (Note 24)	(161)	(203)
Net cash from operating activities	340	430

Financing activities
Long-term debt issued	1,050	—
Long-term debt repaid	(600)	(600)
Short-term notes issued	1,640	1,390
Short-term notes repaid	(2,210)	(1,106)
Dividends paid (Note 20)	(165)	(157)
Distributions paid to noncontrolling interest	(4)	(4)
Change in bank indebtedness	30	12
Costs to obtain financing	(5)	—
Net cash used in financing activities	(264)	(465)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(479)	(433)
Intangible assets	(24)	(26)
Change in future use assets	(33)	(5)
Capital contributions received	2	—
Net cash used in investing activities	(534)	(464)

Net change in cash and cash equivalents	(458)	(499)
Cash and cash equivalents, beginning of period	458	499
Cash and cash equivalents, end of period	—	—

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three months ended March 31, 2023 and 2022

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
The Company's transmission business consists of the transmission system operated by its subsidiaries, which include Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP).
Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
Rate Setting
Hydro One Networks
On August 15, 2021, Hydro One Networks filed a custom joint rate application (JRAP) for distribution rates and transmission revenue requirement for the period from 2023-2027. On November 29, 2022, the Ontario Energy Board (OEB) issued a Decision and Order approving the application and issued its final rate order for 2023-2027 transmission and distribution rates. As part of this decision, the OEB approved revenue requirement of $1,952 million for 2023, $2,073 million for 2024, $2,168 million for 2025, $2,277 million for 2026 and $2,362 million for 2027 for the Transmission Business. The OEB also approved revenue requirement of $1,727 million for 2023, $1,813 million for 2024, $1,886 million for 2025, $1,985 million for 2026 and $2,071 million for 2027 for the Distribution Business.
Deferred Tax Asset (DTA)
On March 7, 2019, the Ontario Energy Board (OEB) issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On July 16, 2020, the Ontario Divisional Court rendered its decision on the Company's appeal of the OEB's DTA Decision. On April 8, 2021, the OEB rendered its decision and order (DTA Implementation Decision) regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. See Note 12 - Regulatory Assets and Liabilities for additional details.
Hydro One Remotes
On August 31, 2022, Hydro One Remotes filed its distribution rate application for 2023-2027. On March 2, 2023, the OEB approved Hydro One Remote Communities' 2023 revenue requirement of $128 million with a price cap escalator index for 2023-2027, and a 3.72% rate increase effective May 1, 2023.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States (US) Generally Accepted Accounting Principles (GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2022, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2022.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	No impact upon adoption
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	No impact upon adoption
4.    DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Three months ended March 31 (millions of dollars)	2023	2022
Depreciation of property, plant and equipment	185	181
Amortization of intangible assets	19	20
Amortization of regulatory assets	14	8
Depreciation and amortization	218	209
Asset removal costs	31	26
	249	235
5.    FINANCING CHARGES

Three months ended March 31 (millions of dollars)	2023	2022
Interest on long-term debt	137	121
Interest on short-term notes	12	1
Interest on regulatory accounts	4	1
Realized (gain) loss on cash flow hedges (interest-rate swap agreements) (Notes 7, 17)	(2)	3
Other	3	3
Less: Interest capitalized on construction and development in progress	(15)	(15)
Interest earned on cash and cash equivalents	(5)	—
	134	114

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
6.    INCOME TAXES
As a rate regulated utility company, the Company recovers income taxes from its ratepayers based on estimated current income tax expense in respect of its regulated business. The amounts of deferred income taxes related to regulated operations which are considered to be more likely-than-not to be recoverable from, or refundable to, ratepayers in future periods are recognized as deferred income tax regulatory assets or liabilities, with an offset to deferred income tax recovery or expense, respectively. The Company’s consolidated tax expense or recovery for the period includes all current and deferred income tax expenses for the period net of the regulated accounting offset to deferred income tax expense arising from temporary differences to be recovered from, or refunded to, customers in future rates. Thus, the Company’s income tax expense or recovery differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate.
The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2023	2022
Income before income tax expense	353	394
Income tax expense at statutory rate of 26.5% (2022 - 26.5%)	94	104

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization	(33)	(28)
Impact of DTA Implementation Decision[1]	24	24
Overheads capitalized for accounting but deducted for tax purposes	(10)	(7)
Pension and post-retirement benefit contributions in excess of pension expense	(4)	(6)
Interest capitalized for accounting but deducted for tax purposes	(5)	(5)
Environmental expenditures	(1)	(3)
Other	1	—
Net temporary differences attributable to regulated business	(28)	(25)
Net permanent differences	—	1
Total income tax expense	66	80

Effective income tax rate	18.7%	20.3%
1 Pursuant to the DTA Implementation Decision, the amounts represent the recovery of DTA amounts previously shared from ratepayers. See Note 12 - Regulatory Assets and Liabilities.
7.    OTHER COMPREHENSIVE (LOSS) INCOME

Three months ended March 31 (millions of dollars)	2023	2022
Gain (loss) on cash flow hedges (interest-rate swap agreements) (Notes 5, 17)[1]	(4)	6
Gain on transfer of other post-employment benefits (OPEB) (Note 18)	—	1
	(4)	7
1 Includes $2 million after-tax realized gain (2022 - $2 million loss) and $2 million before-tax realized gain (2022 - $3 million loss) on cash flow hedges reclassified to financing charges.
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	March 31, 2023	December 31, 2022
Accounts receivable - billed	430	356
Accounts receivable - unbilled	434	472
Accounts receivable, gross	864	828
Allowance for doubtful accounts	(65)	(63)
Accounts receivable, net	799	765
The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2023 and the year ended December 31, 2022:

(millions of dollars)	March 31, 2023	December 31, 2022
Allowance for doubtful accounts – beginning	(63)	(56)
Write-offs	6	25
Additions to allowance for doubtful accounts	(8)	(32)
Allowance for doubtful accounts – ending	(65)	(63)

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
9.     OTHER CURRENT ASSETS

As at (millions of dollars)	March 31, 2023	December 31, 2022
Regulatory assets (Note 12)	128	189
Prepaid expenses and other assets	70	58
Materials and supplies	29	24
Derivative assets (Note 17)	—	5
	227	276
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	March 31, 2023	December 31, 2022
Property, plant and equipment	37,203	36,989
Less: accumulated depreciation	(13,365)	(13,220)
	23,838	23,769
Construction in progress	1,442	1,201
	25,280	24,970
11. INTANGIBLE ASSETS

As at (millions of dollars)	March 31, 2023	December 31, 2022
Intangible assets	1,188	1,180
Less: accumulated depreciation	(761)	(742)
	427	438
Development in progress	183	167
	610	605

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
12.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	March 31, 2023	December 31, 2022
Regulatory assets:
Deferred income tax regulatory asset	2,796	2,724
Post-retirement and post-employment benefits - non-service cost	129	141
Environmental	79	93
Retail settlement variance account (RSVA)	43	—
Deferred tax asset sharing	39	73
Stock-based compensation	34	34
Rural and Remote Rate Protection variance	29	25
Conservation and Demand Management variance	18	25
Other	33	38
Total regulatory assets	3,200	3,153
Less: current portion	(128)	(189)
	3,072	2,964

Regulatory liabilities:
Post-retirement and post-employment benefits	506	506
Pension benefit regulatory liability	403	358
Distribution rate riders	138	2
Earnings sharing mechanism deferral (ESM)	61	75
External revenue variance	50	50
Tax rule changes variance	47	100
Asset removal costs cumulative variance	40	41
Capitalized overhead tax variance	17	16
Deferred income tax regulatory liability	4	4
Green energy expenditure variance	3	5
Pension cost differential	1	26
RSVA	—	53
Other	25	26
Total regulatory liabilities	1,295	1,262
Less: current portion	(113)	(139)
	1,182	1,123
Deferred Tax Asset Sharing
At March 31, 2023, Hydro One has a regulatory asset of $39 million (December 31, 2022 - $73 million) representing the cumulative DTA amounts shared with ratepayers over the 2017 to 2021 period, net of the amount recovered from ratepayers since July 1, 2021 pursuant to the DTA Implementation Decision. The regulatory asset of $39 million (December 31, 2022 - $73 million) consists of $12 million (December 31, 2022 - $24 million) and $27 million (December 31, 2022 - $49 million) for Hydro One Networks’ distribution and transmission segments, respectively. The balance of this regulatory account will continue to decrease as amounts are recovered over the next 3 months.
Post-Retirement and Post-Employment Benefits - Non-Service Cost
This balance includes the rider established for the disposition of the approved balances from Hydro One Networks' JRAP for 2023-2027 rates.
Distribution Rate Riders
As part of the decision received in November 2022 for Hydro One Networks' JRAP, the OEB approved the disposition of certain deferral and variance account balances as at December 31, 2020, including accrued interest. These approved balances, including those for RSVA, tax rule changes variance, pension cost differential, and ESM were accumulated in distribution rate riders which makes up the majority of this balance. The amounts are being disposed of over a period of 36 months ending December 31, 2025.

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
13.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	March 31, 2023	December 31, 2022
Deferred pension assets (Note 18)	403	358
Right-of-Use assets	50	53
Other long-term assets	12	11
	465	422
14.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	March 31, 2023	December 31, 2022
Accrued liabilities	643	673
Accounts payable	233	284
Accrued interest	141	118
Regulatory liabilities (Note 12)	113	139
Environmental liabilities	17	25
Lease obligations	10	11
	1,157	1,250
15.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	March 31, 2023	December 31, 2022
Post-retirement and post-employment benefit liability (Note 18)	1,371	1,364
Environmental liabilities	62	68
Lease obligations	40	42
Asset retirement obligations	30	28
Due to related parties (Note 23)	27	26
Long-term accounts payable	—	1
Other long-term liabilities	27	29
	1,557	1,558
16.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s revolving standby credit facilities totalling $2,300 million (Operating Credit Facilities). In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. On June 1, 2022, the maturity date for the Operating Credit Facilities was extended from 2026 to 2027. At March 31, 2023, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
Long-Term Debt
The following table presents long-term debt outstanding at March 31, 2023 and December 31, 2022:

As at (millions of dollars)	March 31, 2023	December 31, 2022
Hydro One long-term debt (a)	13,695	13,245
HOSSM long-term debt (b)	132	133
	13,827	13,378
Add: Net unamortized debt premiums	8	8
Less: Unamortized deferred debt issuance costs	(51)	(47)
Total long-term debt	13,784	13,339

Less: Long-term debt payable within one year	(132)	(733)
	13,652	12,606
(a) Hydro One long-term debt
At March 31, 2023, long-term debt of $13,695 million (December 31, 2022 - $13,245 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. In June 2022, Hydro One filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At March 31, 2023, $2,200 million remained available for issuance under the MTN Program prospectus. During the three months ended March 31, 2023, $1,050 million long-term debt was issued (2022 - $nil) and $600 million (2022 - $600 million) was repaid.
(b) HOSSM long-term debt
At March 31, 2023, HOSSM long-term debt of $132 million (December 31, 2022 - $133 million) with a principal amount of $131 million (December 31, 2022 - $131 million) was outstanding. During the three months ended March 31, 2023 and 2022, no long-term debt was issued, and no long-term debt was repaid.
Principal and Interest Payments
At March 31, 2023, future principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted-Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	131	561	6.1
Year 2	1,100	551	2.3
Year 3	850	530	2.9
Year 4	—	510	—
Year 5	750	510	4.9
	2,831	2,662	3.3
Years 6-10	3,450	2,129	4.0
Thereafter	7,545	3,852	4.5
	13,826	8,643	4.1
17.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At March 31, 2023 and December 31, 2022, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.
Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at March 31, 2023 and December 31, 2022 are as follows:

	March 31, 2023		December 31, 2022
As at (millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current portion	13,784	13,321	13,339	12,655

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At March 31, 2023 and December 31, 2022, Hydro One had no fair value hedges.
Cash Flow Hedges
At March 31, 2023 and December 31, 2022, Hydro One Inc. had $nil and a total of $800 million, respectively, in pay-fixed, receive-floating interest-rate swap agreements designated as cash flow hedges. These cash flow hedges are intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023.
At March 31, 2023 and December 31, 2022, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at March 31, 2023 and December 31, 2022 is as follows:

As at March 31, 2023 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Liabilities:
Long-term debt, including current portion	13,784	13,321	—	13,321	—

As at December 31, 2022 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 9)
Cash flow hedges, including current portion	5	5	—	5	—

Liabilities:
Long-term debt, including current portion	13,339	12,655	—	12,655	—
The fair value of the interest rate swaps designated as cash flow hedges is determined using a discounted cash flow method based on period-end swap yield curves.
The fair value of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the three months ended March 31, 2023 or the year ended December 31, 2022.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in values, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels on forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would have resulted in an increase to financing charges for the three months ended March 31, 2023 and 2022 of $2 million and $1 million, respectively.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, after tax, on the derivative instrument is recorded as OCI or OCL and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. During the three months ended March 31, 2023, a $2 million after-tax change (2022 - $4 million gain), $3 million before-tax change (2022 - $5 million gain), was recorded in OCI, and a $2 million after-tax realized gain (2022 - $2 million loss), $2 million before-tax gain (2022 - $3 million loss), was reclassified to financing charges. This resulted in an accumulated other comprehensive income (AOCI) of $nil related to cash flow hedges at March 31, 2023 (2022 - accumulated other comprehensive loss (AOC $nil).

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
The Pension Plan manages market risk by diversifying investments in accordance with the Pension Plan’s Statement of Investment Policies and Procedures. Interest rate risk arises from the possibility that changes in interest rates will affect the fair value of the Pension Plan’s financial instruments. In addition, changes in interest rates can also impact discount rates which impact the valuation of the pension and post-retirement and post-employment liabilities. Currency risk is the risk that the value of the Pension Plan’s financial instruments will fluctuate due to changes in foreign currencies relative to the Canadian dollar. Other price risk is the risk that the value of the Pension Plan’s investments in equity securities will fluctuate as a result of changes in market prices, other than those arising from interest rate risk or currency risk. All three factors may contribute to changes in values of the Pension Plan investments. See Note 18 - Pension and Post-Retirement and Post-Employment Benefits for further details.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2023 and 2022, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At March 31, 2023 and 2022, there was no material accounts receivable balance due from any single customer.
At March 31, 2023, the Company’s allowance for doubtful accounts was $65 million (December 31, 2022 - $63 million). The allowance for doubtful accounts reflects the Company's Current Expected Credit Loss (CECL) for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At March 31, 2023, approximately 5% (December 31, 2022 - 4%) of the Company’s net accounts receivable were outstanding for more than 60 days.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts in an asset position at the reporting date. At March 31, 2023 and 2022, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material.
The Pension Plan manages its counterparty credit risk with respect to bonds by investing in investment-grade corporate and government bonds and with respect to derivative instruments by transacting only with highly rated financial institutions and by ensuring that exposure is diversified across counterparties.
Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements.
At March 31, 2023, $2,200 million remained available for issuance under the MTN Program prospectus, and $2,000 million remained available for issuance under the Universal Base Shelf Prospectus.

The Pension Plan’s short-term liquidity is provided through cash and cash equivalents, contributions, investment income and proceeds from investment transactions. In the event that investments must be sold quickly to meet current obligations, the majority of the Pension Plan’s assets are invested in securities that are traded in an active market and can be readily disposed of as liquidity needs arise.

13

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
18.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2023 and 2022:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2023	2022	2023	2022
Current service cost	25	54	13	16
Interest cost	99	71	18	15
Expected return on plan assets, net of expenses[1]	(142)	(127)	—	—
Prior service cost amortization	—	1	2	5
Amortization of actuarial losses	(5)	15	(7)	1
Net periodic benefit costs (recovery)	(23)	14	26	37

Charged to results of operations[2]	4	7	17	18
1    The expected long-term rate of return on pension plan assets for the year ending December 31, 2023 is 7.00% (2022 - 6.00%).
2    The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2023, pension costs of $12 million (2022 - $18 million) were attributed to labour, of which $4 million (2022 - $7 million) was charged to operations, and $8 million (2022 - $11 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
Future Transfers from Other Plans
Hydro One and Inergi LP agreed to transfer the employment of certain Inergi LP employees (Transferred Employees) to Hydro One Networks. Employees related to the Information Technology Operations, Finance and Accounting, Payroll, Source to Pay, Settlements and certain Shared Services functions transferred over a period ending January 1, 2022. The Transferred Employees who are participants in the Inergi LP Pension Plan (Inergi Plan) became participants in the Hydro One Pension Plan (the Plan) upon transfer to Hydro One Networks. On March 2, 2023, the assets and liabilities of the Inergi Plan were transferred to the Plan. The value of assets and liabilities of the Inergi Plan transferred to the Plan were approximately $378 million and $333 million, respectively, at the date of transfer. Inergi and Hydro One Networks also agreed to transfer OPEB liabilities related to the Transferred Employees to Hydro One’s post-retirement and post-employment benefit plans, which occurred on the date of transfer of each group of Transferred Employees.
The transfer of Finance and Accounting, Payroll and certain Shared Services functions occurred on January 1, 2022 and the transfer of the OPEB liability of $9 million related to these Employees was completed in the first quarter of 2022. The liability was recorded as a post-retirement and post-employment benefit liability with an offset to OCL, and cash totalling $10 million was transferred to Hydro One and recorded as an asset with an offset to OCI. Both the OCI resulting from the transfer of the cash asset and the OCL resulting from the transfer of the other post-retirement benefit liability are being recognized in net income over the EARSL of the Finance and Accounting, Payroll and certain Shared Services employees.
19.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At March 31, 2023 and December 31, 2022, the Company had 142,239 common shares issued and outstanding.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At March 31, 2023 and December 31, 2022, the Company had no preferred shares issued and outstanding.
20.     DIVIDENDS
During the three months ended March 31, 2023, common share dividends in the amount of $165 million (2022 - $157 million) were declared and paid. See Note 28 - Subsequent Events for dividends declared subsequent to March 31, 2023.
21.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three months ended March 31, 2023 and 2022 were 142,239. There were no dilutive securities during the three months ended March 31, 2023 and 2022.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
22.    STOCK-BASED COMPENSATION
Share Grant Plans
There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2023 and 2022.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three months ended March 31, 2023 and 2022 is presented below:

Three months ended March 31 (number of DSUs)	2023	2022
DSUs outstanding - beginning	99,939	80,813
Granted	18,111	5,160
DSUs outstanding - ending	118,050	85,973
At March 31, 2023, a liability of $5 million (December 31, 2022 - $4 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $38.48 (December 31, 2022 - $36.27). This liability is included in other long-term liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three months ended March 31, 2023 and 2022 is presented below:

Three months ended March 31 (number of DSUs)	2023	2022
DSUs outstanding - beginning	118,505	90,240
Granted	18,491	34,609
DSUs outstanding - ending	136,996	124,849
At March 31, 2023, a liability of $5 million (December 31, 2022 - $4 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited common shares of $38.48 (December 31, 2022 - $36.27). This liability is included in other long-term liabilities on the consolidated balance sheets.
Society RSU Plan
A summary of RSU awards activity under the Society RSU Plan during the three months ended March 31, 2023 and 2022 is presented below:

Three months ended March 31 (number of RSUs)	2023	2022
RSUs outstanding - beginning	34,619	68,005
Granted	—	1,638
Transfers[1]	140	—
Vested and issued	(31,688)	(32,841)
Settled	(2,942)	(1,106)
Forfeited	(129)	(667)
RSUs outstanding - ending	—	35,029
1 Transfers relate to PWU employees transferred from Acronym Inc. to Hydro One Inc. during 2023.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
23.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.2% ownership at March 31, 2023. The IESO, Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Acronym Solutions Inc. (Acronym Solutions) and Hydro One Broadband Solutions Inc. (HOBSI) are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2023 and 2022:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2023	2022
IESO	Power purchased	787	778
	Revenues for transmission services	551	516
	Amounts related to electricity rebates	230	301
	Distribution revenues related to rural rate protection	61	61
	Distribution revenues related to supply of electricity to remote northern communities	11	9
	Distribution revenues related to Wataynikaneyap Power LP	14	—
	Funding received related to CDM programs	1	—
OPG	Power purchased	4	6
	Revenues related to provision of services and supply of electricity	2	2
	Capital contribution received from OPG	3	2
OEFC	Power purchased from power contracts administered by the OEFC	—	1
OEB	OEB fees	3	2
Hydro One Limited	Dividends paid	165	157
	Stock-based compensation costs	1	1
	Cost recovery for services provided	3	—
Acronym	Services received – costs expensed	7	7
	Revenues for services provided	1	—
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end from external related parties are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.
24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2023	2022
Accounts receivable	(34)	(57)
Due from related parties	(16)	(37)
Materials and supplies (Note 9)	(5)	(1)
Prepaid expenses and other assets (Note 9)	(12)	(12)
Other long-term assets (Note 13)	(2)	(1)
Accounts payable	(34)	(41)
Accrued liabilities (Note 14)	(30)	(30)
Due to related parties	(67)	(49)
Accrued interest (Note 14)	23	7
Long-term accounts payable and other long-term liabilities (Note 15)	(3)	5
Post-retirement and post-employment benefit liability	19	13
	(161)	(203)

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three months ended March 31, 2023 and 2022. The reconciling items include net change in accruals and capitalized depreciation.

Three months ended March 31, 2023 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(468)	(26)	(494)
Reconciling items	(11)	2	(9)
Cash outflow for capital expenditures	(479)	(24)	(503)

Three months ended March 31, 2022 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(417)	(27)	(444)
Reconciling items	(16)	1	(15)
Cash outflow for capital expenditures	(433)	(26)	(459)
Supplementary Information

Three months ended March 31 (millions of dollars)	2023	2022
Net interest paid	118	117
Income taxes paid	21	14
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at March 31, 2023 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	105	7	5	5	5	12
Long-term software/meter agreement	9	11	4	1	1	3
The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at March 31, 2023 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	—	2,300	—
Letters of credit[1]	180	1	—	—	—	—
Guarantees[2]	475	—	—	—	—	—
1 Letters of credit consist of $163 million letters of credit related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $1 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
27.    SEGMENTED REPORTING
Hydro One has three reportable segments:
•The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;
•The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and
•Other Segment, which includes certain corporate activities. The Other Segment includes a portion of the DTA which arose from the revaluation of the tax bases of Hydro One’s assets to fair market value when the Company transitioned from the provincial payments in lieu of tax regime to the federal tax regime at the time of Hydro One’s initial public offering in 2015. This DTA is not required to be shared with ratepayers, the Company considers it not to be part of the regulated transmission and distribution segment assets, and it is included in the other segment.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income tax expense from continuing operations (excluding certain allocated corporate governance costs).

Three months ended March 31, 2023 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	556	1,509	—	2,065
Purchased power	—	1,010	—	1,010
Operation, maintenance and administration	128	187	4	319
Depreciation, amortization and asset removal costs	128	121	—	249
Income (loss) before financing charges and income tax expense	300	191	(4)	487

Capital investments	298	196	—	494

Three months ended March 31, 2022 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	520	1,517	—	2,037
Purchased power	—	1,014	—	1,014
Operation, maintenance and administration	100	177	3	280
Depreciation, amortization and asset removal costs	126	109	—	235
Income (loss) before financing charges and income tax expense	294	217	(3)	508

Capital investments	277	167	—	444
Total Assets by Segment:

As at (millions of dollars)	March 31, 2023	December 31, 2022
Transmission	18,949	18,747
Distribution	12,099	11,880
Other	252	663
Total assets	31,300	31,290
Total Goodwill by Segment:

As at (millions of dollars)	March 31, 2023	December 31, 2022
Transmission	157	157
Distribution	216	216
Total goodwill	373	373
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2023 and 2022
28.     SUBSEQUENT EVENTS
Dividends
On May 4, 2023, common share dividends of $176 million were declared.

19